NEWS RELEASE

New York - AG	November 5, 2025
Toronto - AG
Frankfurt - FMV
First Majestic Announces Financial Results for Q3 2025 and
Quarterly Dividend Payment
Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or “First Majestic”) is pleased to announce the Company’s unaudited condensed interim consolidated financial results for the third quarter ended September 30, 2025. The full version of the financial statements and the accompanying management’s discussion and analysis can be viewed on the Company’s website at www.firstmajestic.com or on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. All amounts are in U.S. dollars unless stated otherwise.
THIRD QUARTER HIGHLIGHTS
•Record Quarterly Silver Production (+96% Y/Y): The Company produced 3.9 million silver ounces in Q3 2025 representing a 96% increase when compared to 2.0 million silver ounces produced in Q3 2024. Total silver production in the quarter included 1.4 million ounces of attributable silver production from Los Gatos.
•Record Quarterly Revenue (+95% Y/Y): For a third consecutive quarter, the Company achieved record quarterly revenue of $285.1 million (with 56% from silver sales), representing a 95% increase compared to $146.1 million in the third quarter of 2024. This was primarily attributed to a 45% increase in AgEq payable ounces sold and a 31% increase in the average realized silver price, which reached $39.03 per AgEq ounce during the quarter. Total revenue for the quarter excluded 758,333 oz of silver and 3,994 oz of gold that were held in inventory at quarter end, with a fair value of $50.3 million.
•Increased Mine Operating Earnings (+$70.6 million Y/Y): The Company generated quarterly mine operating earnings of $99.1 million, representing a record and a significant increase compared to $28.5 million in Q3 2024, primarily driven by the addition of Los Gatos along with the continued operational improvements at San Dimas. Excluding non-cash depletion expense, the Company generated mine operating earnings of $136.7 million.
•Improved Cash Flow from Operations (+$101.6 million Y/Y): Operating cash flow before changes in working capital and taxes in the quarter was a record $141.3 million or $0.29 per share, representing a significant increase compared to $39.8 million or $0.13 per share in the third quarter of 2024.
•Record Cash Position: During the quarter, the Company increased its treasury position to a record total of $568.8 million, consisting of $435.4 million in cash and cash equivalents and $133.4 million in restricted cash. Liquidity also reached a record $682.0 million, consisting of $542.4 million of working capital and $139.6 million of undrawn revolving credit facility, excluding $133.4 million held in restricted cash.
•Record Earnings Before Income Tax, Depreciation and Amortization (“EBITDA”) (+$91.7 million Y/Y): EBITDA for the quarter was a record $128.6 million, representing a significant increase compared to $36.9 million in the third quarter of 2024.
•Net Earnings (+$69.6 million Y/Y): Net earnings for the quarter were $43.0 million (EPS of $0.06) compared to a net loss of $26.6 million (EPS of ($0.09)) in the third quarter of 2024. Net earnings did not include $56.6 million in unrealized gains from the Company's portfolio of marketable securities, which are included within other comprehensive income.
•Record Free Cash Flow (+$67.5 million Y/Y): The Company generated a quarterly record of $98.8 million in free cash flow in the third quarter compared to $31.3 million in free cash flow in the third quarter of 2024. Part of the free cash flow is being reinvested in growth capital activities focused on exploration and development to improve resource confidence, extend mine life, and boost throughput and production.
•Lower Cash Costs (-2% Y/Y): Consolidated cash costs decreased to $14.83 per AgEq ounce for the quarter compared with $15.17 per AgEq ounce in the third quarter of 2024. Applying the 2025 guidance assumptions for metal prices and the USD/MXN exchange rate, Q3 2025 cash costs would have been $13.70 per ounce.
•Improved All-In Sustaining Cost ("AISC") (-1% Y/Y): Consolidated AISC in the quarter was $20.90 per AgEq ounce, representing a 1% decrease from $21.03 per AgEq ounce in the third quarter of 2024. Applying the 2025 guidance assumptions for metal prices and the USD/MXN exchange rate, Q3 2025 AISC would have been $19.41 per ounce.
•Record Quarter at First Mint (+$8.4 million Y/Y): First Mint, LLC, the Company’s 100%-owned minting facility, generated record quarterly sales of $11.1 million compared to $2.7 million in the third quarter of 2024, including record monthly sales in September 2025.
•Sustainability Practices Recognized: As of September 2025, the Company achieved a 30.0 ESG risk rating with Sustainalytics, a leading sustainability research and ratings firm. This score places First Majestic in the Medium risk category, and in the top 40% peer group, for the first time in the history of Sustainalytics’ coverage of the Company, reflecting strong environmental and social risk management practices.
•Third Quarter Dividend: The Company declared a cash dividend of $0.0052 per common share for the third quarter of 2025 for shareholders of record as of the close of business on November 14, 2025, to be paid out on or about November 28, 2025.
OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2025-Q3	2025-Q2	Change Q3 vs Q2	2024-Q3	Change Q3 vs Q3
Operational(1)
Ore Processed / Tonnes Milled	997,002	1,003,804	(1%)	678,397	47%
Silver Ounces Produced	3,863,673	3,701,995	4%	1,967,574	96%
Gold Ounces Produced	35,681	33,865	5%	41,761	(15%)
Silver Equivalent Ounces Produced	7,651,058	7,852,311	(3%)	5,490,416	39%
Cash Costs per Silver Equivalent Ounce(2)	$14.83	$15.08	(2%)	$15.17	(2%)
All-in Sustaining Cost per Silver Equivalent Ounce(2)	$20.90	$21.02	(1%)	$21.03	(1%)
Total Production Cost per Tonne(2)	$102.53	$104.45	(2%)	$109.81	(7%)
Average Realized Silver Price per Silver Equivalent Ounce(2)	$39.03	$34.62	13%	$29.84	31%

Financial (in $millions)
Revenues	$285.1	$264.2	8%	$146.1	95%
Mine Operating Earnings	$99.1	$49.4	101%	$28.5	NM
Net Earnings (Loss)	$43.0	$56.6	(24%)	($26.6)	NM

Key Performance Metrics	2025-Q3	2025-Q2	Change Q3 vs Q2	2024-Q3	Change Q3 vs Q3
Operating Cash Flows before Non-Cash Working Capital and Taxes	$141.3	$114.9	23%	$39.8	NM
Capital Expenditures	$52.1	$56.0	(7%)	$34.7	50%
Cash and Cash Equivalents	$435.4	$384.8	13%	$154.7	181%
Restricted Cash	$133.4	$125.3	6%	$103.9	28%
Working Capital(2)	$542.4	$444.1	22%	$238.2	128%
EBITDA(2)	$128.6	$119.9	7%	$36.9	NM
Adjusted EBITDA(2)	$138.6	$125.3	11%	$39.8	NM
Free Cash Flow(2)	$98.8	$77.9	27%	$31.3	NM

Shareholders
Earnings (Loss) per Share ("EPS") – Basic	$0.06	$0.11	(45%)	($0.09)	(167%)
Adjusted EPS(1)	$0.07	$0.04	75%	($0.03)	NM
NM - Not meaningful
1.Operational metrics calculated in the table above are reported on an attributable basis to account for the 70% ownership of the Los Gatos Silver Mine.
2.The Company reports certain non-GAAP measures which include cash costs per AgEq ounce produced, cash costs per Au ounce produced, AISC per AgEq ounce produced, all-in sustaining cost per Au ounce produced, total production cost per tonne, average realized silver price per AgEq ounce sold, average realized Au price per ounce sold, working capital, adjusted EPS, EBITDA, adjusted EBITDA, and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” at the end of this news release for further details of these measures.
THIRD QUARTER FINANCIAL RESULTS
•For the third consecutive quarter, the Company generated record quarterly revenue of $285.1 million in the third quarter of 2025, with 56% derived from silver sales, representing a 95% increase compared to $146.1 million of revenue generated in the same period in the prior year. The significant revenue growth was primarily attributable to a 45% increase in payable AgEq ounces sold, mainly driven by: the addition of the Los Gatos Silver Mine to the Company's portfolio of operating mines, which contributed $108.7 million in revenue; a notable 27% production increase at San Dimas, which contributed $71.4 million in revenue (2024 - $49.7 million); and continued strong performance at Santa Elena, which contributed $84.7 million in revenue (2024 - $77.6 million). Revenue growth was further supported by a higher average realized silver price of $39.03 per AgEq ounce, representing a 31% increase compared to the third quarter of 2024.
•The Company achieved mine operating earnings of $99.1 million, representing a significant increase of $70.6 million compared to mine operating earnings of $28.5 million in the third quarter of 2024. The increase was driven by the addition of the Los Gatos mine, which contributed $48.4 million in mine operating earnings in the third quarter. Additionally, continued operational improvement at San Dimas resulted in a higher contribution to mine operating earnings of $14.9 million compared to a loss of $1.9 million in the third quarter of 2024. The increase in mine operating earnings was partially offset by the strengthening of the Mexican peso against the US dollar, higher maintenance costs across all operational mine sites, and increased energy costs due to higher consumption. Mine operating earnings were further impacted by a higher non-cash depletion expense, primarily driven by the addition of Los Gatos and increased overall production. Excluding non-cash depletion expense, the Company generated mine operating earnings of $136.7 million.
•Operating cash flow before changes in working capital and taxes paid in the quarter was $141.3 million or $0.29 per share, representing a significant increase compared to $39.8 million or $0.13 per share in the third quarter of 2024. This improvement was primarily driven by mine operating earnings of $136.7 million, excluding depletion, depreciation and amortization, as a result of strong performances at San Dimas and Los Gatos.
•The Company ended the third quarter with a record-high cash treasury balance of $568.8 million, representing an 85% increase compared to a total treasury balance of $308.3 million at December 31, 2024 (consisting of $435.4 million in cash and cash equivalents and $133.4 million in restricted cash).

Liquidity also reached a record $682.0 million, consisting of a record $542.4 million of working capital, representing a 142% increase compared to $224.5 million at December 31, 2024, and $139.6 million of undrawn revolving credit facility, excluding the $133.4 million held in restricted cash.
•EBITDA for the quarter was a record $128.6 million, representing a significant increase compared to $36.9 million in the third quarter of 2024. The increase in EBITDA was primarily attributable to the increase in mine operating earnings.
•Adjusted EBITDA normalized for non-cash or non-recurring items such as share-based payments, abnormal costs, and unrealized gains on marketable securities for the quarter was $138.6 million, representing a significant increase compared to $39.8 million in the third quarter of 2024.
•Net earnings for the quarter were $43.0 million (EPS of $0.06) compared to a net loss of $26.6 million (EPS of ($0.09)) in the third quarter of 2024. The increase in net earnings was primarily driven by higher mine operating earnings, and a non-cash deferred income tax recovery of $4.6 million (EPS of $0.01) compared to a non-cash deferred income tax expense of $13.2 million (EPS of ($0.04)) in the third quarter of 2024. This was partially offset by a non-cash depletion and depreciation expense of $54.9 million (EPS of ($0.11)) compared to $31.9 million (EPS of ($0.11)) in the third quarter of 2024, as a result of higher production along with the addition of Los Gatos. Net earnings did not include $56.6 million in unrealized gains from the Company's portfolio of marketable securities, which are included within other comprehensive income on the balance sheet.
•Adjusted net earnings, excluding non-cash or non-recurring items such as deferred income tax, share-based payments, abnormal costs, and unrealized gains/losses on marketable securities for the quarter ended September 30, 2025 were $32.4 million (adjusted EPS of $0.07), representing a significant increase compared to the adjusted net loss of $10.5 million (adjusted EPS of ($0.03)) in the third quarter of 2024.
THIRD QUARTER OPERATIONAL RESULTS
The table below represents the quarterly operating and cost performance results at each of the Company's four producing mines during the quarter.

Third Quarter Production Summary	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Consolidated
Ore Processed / Tonnes Milled	213,262	277,858	234,156	271,726	997,002
Silver Ounces Produced	1,408,467	412,669	1,467,344	575,193	3,863,673
Gold Ounces Produced	727	20,979	13,945	30	35,681
Silver Equivalent Ounces Produced(2)	2,125,666(3)	2,256,695	2,690,893	577,803	7,651,058
Cash Costs per Silver Equivalent Ounce	$12.51	$15.00	$14.29	$24.06	$14.83
AISC per Silver Equivalent Ounce	$15.36	$18.32	$19.36	$29.72	$20.90
Total Production Cost per Tonne	$96.29	$114.79	$154.35	$50.26	$102.53
1.All production and non-GAAP results shown in the table above are reported on an attributable basis to account for the Company’s 70% ownership of the Los Gatos Silver Mine through its joint venture ownership of the mine.
2.The metal prices that were used to calculate the silver equivalent ounces were silver: $39.57/oz, gold: $3,453/oz, lead: $0.89/lb.; zinc: $1.28/lb, and copper: $4.44/lb.
3.Attributable silver equivalent ounces for Los Gatos includes 13,894,548 lbs. zinc and 7,653,733 lbs. lead (70%).
•The Company produced a quarterly record 3.9 million silver ounces in the third quarter representing a 96% increase when compared to 2.0 million silver ounces produced in the third quarter of 2024. Total silver production in the quarter included 1.4 million ounces of attributable silver production from Los Gatos.
•The Company produced 7.7 million AgEq ounces in the third quarter (8.1 million using 2025 guidance metal prices), representing a 39% increase compared to 5.5 million AgEq ounces produced in the third quarter of 2024. This growth was primarily driven by a 96% increase in attributable consolidated silver production, including contributions from Los Gatos, as well as a 27% production increase at San Dimas.
•Cash costs per attributable payable AgEq ounce for the quarter were $14.83, representing a 2% improvement when compared with $15.17 per ounce in the third quarter of 2024. This decrease in cash costs was primarily attributed to a 39% increase in AgEq ounces, driven by the attributable production increase of 2.1 million AgEq ounces from Los Gatos, along with a 27% increase in AgEq production at San Dimas as a result of operational efficiencies and increased plant throughput rates. The decrease in cash costs was partially offset by the strengthening of the Mexican peso against the US dollar, increased maintenance and energy costs across all operational mine sites, and higher royalties and profit sharing due to increased production and metal prices. Despite the significant increase in production compared to the third quarter of 2024, AgEq ounces were impacted by a rising commodity price environment that compressed the gold-to-silver ratio, which reduced reported AgEq ounces by approximately 400,000 ounces and negatively impacted the costs per ounce.
•AISC per attributable payable AgEq ounce in the third quarter was $20.90, a slight improvement compared to $21.03 per ounce in the third quarter of 2024. This decrease was primarily attributable to the improved cash costs along with reduced sustaining development costs as the Company continues to focus on growth and expansion. Additionally, corporate general and administrative (“G&A”) expenses per AgEq ounce decreased compared to the third quarter of 2024, as part of restructuring efforts to optimize the workforce and reduce labour costs which occurred in the same period last year.

UPDATE ON DOMESTIC PROCEEDINGS IN MEXICO

Subsequent to the end of Q3 2025, the Company was informed by its legal advisors in Mexico that on October 30, 2025, the Mexican Supreme Court granted the appeal that was filed earlier this year by the Mexican Ministry of Finance and Public Credit in respect of the Supreme Court’s previous admission of the appeal filed by Primero Empresa Minera, S.A. de C.V. (“PEM”), the Company’s wholly-owned subsidiary that owns the San Dimas Silver/Gold Mine, regarding a tax reassessment that had been issued against PEM by the Servicio de Administracion Tributaria (“SAT”), Mexico’s taxation authority, in 2019 in respect of the 2012 tax year. As a result, the Supreme Court will not hear PEM’s appeal of the Collegiate Court’s decision which had upheld the 2012 tax reassessment. The Company is waiting to be served with official notice of the Supreme Court’s decision to review the reasons provided by the Supreme Court in making its decision, and will consider what further actions, if any, it may take under Mexican domestic law and international law after reviewing the decision.

The Company’s NAFTA arbitration proceedings in respect of the SAT’s nullification action concerning the Advance Pricing Agreement (the “APA”) that the SAT previously issued in favour of PEM in October 2012, are still ongoing, and the Company remains confident in its position under such arbitration proceedings. In addition, the Company’s domestic legal challenge with respect to the SAT’s nullification action is still ongoing, with the Company waiting for the Collegiate Court to issue its decision on the matter. See the “Subsequent Events” sections in the Company’s Q3 2025 interim financial statements and the corresponding MD&A for further details.

Q3 2025 DIVIDEND ANNOUNCEMENT
The Company is pleased to announce that its Board of Directors has declared a cash dividend in the amount of $0.0052 per common share for the third quarter of 2025. The dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on November 14, 2025, and will be paid out on or about November 28, 2025.
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the Company’s then outstanding common shares. Note: In the case of net revenues generated from the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), 70% of the net revenue from such mine, being the revenue that is attributable to the Company, is used for the purposes of the Company’s quarterly dividend calculation.
The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

CONFERENCE CALL DETAILS
The Company will host a conference call and webcast on Wednesday, November 5, 2025, at 8:30 a.m. (PT) / 11:30 a.m. (ET) to provide investors and analysts with a business update, and to discuss its third quarter production and earnings results.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:	+1-833-752-3407
Outside of Canada & USA:	+1-647-846-2866
Toll-Free Germany:	+49-69-1741-5718
Toll-Free UK:	+44-20-3795-9972
Participants should dial-in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.

The live webcast link of the call will be accessible directly at this link, Q3 2025 Results Conference Call, as well as on the First Majestic home page at www.firstmajestic.com through the “November 5, 2025 Webcast Link”. A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	+1-855-669-9658
Outside of Canada & US:	+1-412-317-0088
Access Code:	7378469
The telephone replay will be available for seven days following the end of the event.
ABOUT FIRST MAJESTIC
First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.
FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Non-GAAP Financial Measures
This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, cash costs per gold ounce produced, AISC per gold ounce produced, total production cost per tonne, average realized silver price per ounce sold, average realized gold price per ounce sold, working capital, adjusted net earnings and EPS, EBITDA, adjusted EBITDA, and free cash flow. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements
This news release contains "forward-looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the timing for the Company’s dividend payment for the third quarter of 2025 and the shareholder record and payable dates in connection with such dividend payment; anticipated future results of the Company; details regarding the Company's investor conference to discuss its Q3 2025 production and financial results; timing for the Company to receive official notice of the Mexican Supreme Court's decision in connection with PEM's 2012 tax reassessment and the timing of any further actions the Company may take after reviewing such decision, and timing for the Collegiate Court to issue its decision regarding the Company's challenge to the SAT's nullification action in respect of the APA. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward- looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.